Exhibit 99.1

SPORTRADAR REPORTS SECOND QUARTER 2026 FINANCIAL RESULTS

Second Quarter 2026 Highlights

•	Revenue increased 19% to €378 million

•	Loss for the period of €4 million, 0.9% as a percentage of revenue with increased operating results offset by unrealized foreign currency losses

•	Adjusted EBITDA[1] increased 19% to €76 million and Adjusted EBITDA margin[1] expanded to 20.2%

•	Net cash from operating activities increased 20% to €117 million and Free cash flow[1] increased 14% to €59 million

•	Repurchased $140 million of shares during the quarter under the share repurchase plan

•	Upsized revolving credit facility to €250 million, lowering fees and extending maturity to 2031

•	Entered into strategic partnerships with leading prediction market exchanges, expanding total addressable market

ST. GALLEN, Switzerland, August 3, 2026 – Sportradar Group AG (Nasdaq: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its second quarter ended June 30, 2026.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "Sportradar’s second-quarter financial growth, along with the progress we delivered across a variety of key strategic initiatives, reflects our mission-critical role at the center of the global sports ecosystem. Strong demand for our premium content, data and technology solutions, including increased monetization of our IMG ARENA rights portfolio, drove double-digit growth while deepening our relationships across our unparalleled global distribution network. We also further expanded our addressable market, entering into strategic partnerships with key prediction market participants that will enable us to capitalize on this fast-growing ecosystem. As we benefit from new avenues of growth, we remain focused on innovating across our core product suite to drive additional value for our partners, and clients as well as our shareholders."

SECOND QUARTER 2026 RESULTS

Revenue

	Three-Month Period Ended June 30,				Six-Month Period Ended June 30,
in € thousands (unaudited)	2026	2025	Change	%	2026	2025	Change	%
Revenue by product
Betting & Gaming Content	254,454	199,579	54,875	27%	486,698	393,386	93,312	24%
Managed Betting Services	59,151	59,187	(36)	—%	114,512	115,402	(890)	(1)%
Betting Technology & Solutions	313,605	258,766	54,839	21%	601,210	508,788	92,422	18%

Marketing & Media Services	47,413	40,992	6,421	16%	89,866	87,601	2,265	3%
Sports Performance	10,600	12,222	(1,622)	(13)%	21,276	23,633	(2,357)	(10)%
Integrity Services	6,197	5,810	387	7%	11,981	8,999	2,982	33%
Sports Content, Technology & Services	64,210	59,024	5,186	9%	123,123	120,233	2,890	2%
Total Revenue	377,815	317,790	60,025	19%	724,333	629,021	95,312	15%

Revenue by geography
Rest of World	276,027	229,823	46,204	20%	533,107	454,953	78,154	17%
United States	101,788	87,967	13,821	16%	191,226	174,068	17,158	10%
Total Revenue	377,815	317,790			724,333	629,021

SECOND QUARTER 2026 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter was €378 million, up €60 million, or 19% year-over-year, driven by 21% growth in Betting Technology & Solutions and 9% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €314 million were up 21% year-over-year primarily driven by a 27% increase in Betting & Gaming Content reflecting contributions related to the acquisition of IMG ARENA and new customer uptake of the Company's products and services. Revenue growth was partially offset by moderating U.S. market growth and unfavorable foreign currency movements. Managed Betting Services revenues were in line with the prior year as higher Managed Trading Services revenues due to higher turnover and trading margins were offset by lower platform revenues.

Sports Content, Technology & Services revenues of €64 million increased 9% year-over-year primarily driven by a 16% increase in Marketing & Media Services due to contributions from new and existing media and technology customers, as well as increased affiliate marketing spending, partially offset by decreased revenue from our Sports Performance business principally due to foreign currency movements.

The Company generated strong revenue growth globally with Rest of World up 20% and the United States up 16%. Foreign currency movements, particularly due to the U.S. dollar relative to the euro, continue to negatively impact earnings. As a percentage of total Company revenues, United States revenue represented 27% of total Company revenue in the second quarter as compared to 28% in the prior year quarter with customer uptake of our premium content and solutions partially offset by slower market growth and foreign currency fluctuations.

Loss for the period

Loss for the period was €4 million, down €53 million, compared to a profit of €49 million in the same quarter a year ago, as the Company's strong operating results were more than offset primarily by a foreign currency loss of €9 million versus a gain of €54 million in the same period a year ago. This was due principally to unrealized currency fluctuations mainly associated with U.S. dollar-denominated sports rights. The second quarter of 2026 also included severance costs related to cost efficiency initiatives and lower income taxes.

Adjusted EBITDA

Second quarter Adjusted EBITDA was €76 million, up €12 million, or 19%, compared to €64 million in the same quarter in 2025. The increase was largely driven by the 19% revenue growth as well as lower adjusted personnel costs, partially offset by the inclusion of costs related to IMG ARENA, most notably sport rights.

Business Highlights

•	Announced a multi-year global agreement with Kalshi, positioning Sportradar as an official data and solutions provider for the world’s largest prediction market. The partnership includes Sportradar’s premium data, odds, fan engagement, customer acquisition and integrity services for a number of major sports properties. It also enables Sportradar to enter into agreements directly with Kalshi’s partners, including market makers and brokers.

•	Entered into a multi-year agreement with Polymarket, in coordination with Tennis Data Innovations (TDI), to provide exclusive ATP Tour streaming rights, along with official data, live odds, fan engagement, customer acquisition and integrity solutions.

•	Signed a multi-year extension with The All England Club for exclusive global distribution of official data and audiovisual betting rights for The Wimbledon Championships. Originally secured through the IMG ARENA acquisition, the renewal strengthens Sportradar’s premium tennis portfolio and supports enhanced in-play betting and fan engagement offerings.

•	Expanded Playradar, Sportradar’s iGaming offering that seamlessly connects sports betting and iGaming. Launching 24/7 Live Experience as well as historical sports games. Secured key regulatory licenses and certifications across South America, Europe, and Canada, with further expansion planned in major European markets and several U.S. states.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €251 million as of June 30, 2026, as compared with €365 million as of December 31, 2025. Net cash generated from operating activities for the six-months ended June 30, 2026 of €226 million was partially offset by net cash used in investing activities of €122 million, primarily from payments related to sport rights licenses, and by net cash used in financing activities of €222 million. Financing activities included €217 million in share repurchases. Free cash flow for the six-months ended June 30, 2026 was €103 million, an increase of €19 million, or 23%, from €84 million in the same period in 2025.

On April 30, 2026, the Company amended its existing €220 million revolving credit facility by, among other things, increasing total commitments to €250 million and extending the maturity date to May 20, 2031, while significantly reducing undrawn and drawn borrowing fees. Including the undrawn credit facility, the Company had total liquidity of €501 million as of June 30, 2026, as compared to €585 million as of December 31, 2025, and no debt outstanding.

2026 Full Year Financial Outlook

Sportradar is providing an updated fiscal 2026 outlook as follows:

•	Revenue growth on a constant currency[1] basis of 19% to 21%. When factoring in current foreign currency rates, revenues are expected to grow to a range of €1,518 to €1,533 million

•	Adjusted EBITDA growth on a constant currency basis of 24% to 27%. When factoring in current foreign currency rates, Adjusted EBITDA is expected to grow to a range of €360 to €368 million

•	Adjusted EBITDA margin expansion of approximately 70 to 100 basis points on a reported basis

•	Free cash flow conversion[1] rate is expected to exceed the 2025 level of 56%, excluding the impact of non-routine litigation costs

Share Repurchase Plan

In March 2024, the Company's Board of Directors approved a $200 million share repurchase plan. Subsequently, the Board of Directors approved a $100 million increase to the plan in October 2025 and another $700 million increase in February 2026, bringing the total authorized share repurchase plan to $1 billion. In addition, under this authorized plan, in April 2026 the Company announced it entered into an enhanced open market share repurchase program, to purchase up to $250 million of shares. As of July 31, 2026, the Company has repurchased 26 million shares for $422 million under the plan since inception, including $311 million in 2026.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the second quarter 2026 results today, August 3, 2026 at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (Nasdaq: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports media and betting/gaming industries, Sportradar provides betting and iGaming operators, media and technology companies, prediction market partners and sports federations with a best-in-class range of solutions to help grow their businesses. Trusted by the world’s leading global sports organizations including the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, and global clients including Flutter, DraftKings, Google, Microsoft, Kalshi and Polymarket, Sportradar covers more than a million events annually across all major sports. Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Constant Currency metrics, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, secondary offering costs, and certain transaction-related costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit (loss) for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

•	"Constant Currency" information compares results between periods as if exchange rates had remained constant. As the impact of exchange rate fluctuations can be highly variable, we believe these metrics, unaffected by exchange rate variability, provide meaningful insights to investors into our operational performance and underlying business trends.

The Company is unable to provide a reconciliation of constant currency measures to their comparable IFRS measures on a forward-looking basis without unreasonable effort because future exchange-rate movements that impact these measures are not within the Company’s control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs and certain transaction-related costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, secondary offering costs, and certain transaction-related costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit (loss) for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2026, as well as statements regarding our share repurchase plan. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; publication of research reports, including by short sellers, or speculation in the press or the investment community, about us; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000, except share and per share data	2026	2025	2026	2025
Revenue	377,815	317,790	724,333	629,021
Personnel expenses	(109,034)	(101,781)	(215,533)	(204,137)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(137,752)	(106,194)	(260,045)	(210,224)
Purchased services	(54,286)	(48,124)	(102,561)	(97,113)
Other operating expenses	(36,746)	(28,740)	(66,113)	(56,854)
Impairment loss on trade receivables, contract assets and other financial assets	(578)	(1,595)	(2,625)	(3,332)
Internally-developed software cost capitalized	8,243	12,234	15,177	23,890
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(21,336)	(17,131)	(40,866)	(33,449)
Foreign currency (loss) gain, net	(9,129)	53,848	(18,407)	81,372
Finance income	2,313	2,289	5,606	4,622
Finance costs	(23,378)	(21,141)	(47,700)	(42,994)
Net (loss) income before tax	(3,868)	61,455	(8,734)	90,802
Income tax benefit (expense)	351	(12,338)	(1,070)	(17,347)
(Loss) profit for the period	(3,517)	49,117	(9,804)	73,455

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of equity investments	(3,420)	—	(3,420)	—
Remeasurement of defined liability	(88)	(4)	(85)	(6)
Related deferred tax benefit	799	9	799	37
	(2,709)	5	(2,706)	31
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	1,276	(11,735)	3,453	(16,672)
Foreign currency translation adjustment attributable to non-controlling interests	—	121	—	(105)
	1,276	(11,614)	3,453	(16,777)
Other comprehensive loss for the period, net of tax	(1,433)	(11,609)	747	(16,746)
Total comprehensive (loss) income for the period	(4,950)	37,508	(9,057)	56,709

(Loss) profit attributable to:
Owners of the Company	(3,517)	49,245	(9,803)	73,453
Non-controlling interests	—	(128)	(1)	2
	(3,517)	49,117	(9,804)	73,455
Total comprehensive (loss) income attributable to:
Owners of the Company	(4,950)	37,515	(9,056)	56,812
Non-controlling interests	—	(7)	(1)	(103)
	(4,950)	37,508	(9,057)	56,709

(Loss) profit per Class A share attributable to owners of the Company
Basic	(0.01)	0.17	(0.03)	0.25
Diluted	(0.01)	0.15	(0.03)	0.23
(Loss) profit per Class B share attributable to owners of the Company
Basic	(0.00)	0.02	(0.00)	0.02
Diluted	(0.00)	0.02	(0.00)	0.02

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	215,008	220,240	217,129	215,432
Weighted-average number of Class A shares (diluted)	231,497	239,553	233,353	234,986
Weighted-average number of Class B shares (basic and diluted)	783,671	803,671	783,671	853,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	June 30, 2026	December 31, 2025[1]
Assets
Current assets
Cash and cash equivalents	251,114	365,295
Trade receivables	89,631	93,552
Contract assets	111,135	123,456
Other assets and prepayments	88,996	72,287
Income tax receivables	13,418	15,884
Total current assets	554,294	670,474
Non-current assets
Property and equipment	77,673	79,343
Intangible assets and goodwill	1,833,275	2,022,332
Other financial assets and other non-current assets	63,113	60,517
Deferred tax assets	35,638	28,748
Total non-current assets	2,009,699	2,190,940
Total assets	2,563,993	2,861,414
Liabilities and equity
Current liabilities
Loans and borrowings	10,883	11,010
Trade payables	447,339	423,650
Other liabilities	61,774	92,441
Contract liabilities	44,899	35,195
Income tax liabilities	2,880	6,891
Total current liabilities	567,775	569,187
Non-current liabilities
Loans and borrowings	50,146	51,842
Trade payables	1,111,535	1,203,567
Contract liabilities	34,653	38,024
Other non-current liabilities	4,304	3,880
Deferred tax liabilities	13,283	16,146
Total non-current liabilities	1,213,921	1,313,459
Total liabilities	1,781,696	1,882,646
Equity
Ordinary shares	27,582	27,582
Treasury shares	(236,276)	(79,388)
Additional paid-in capital	664,928	682,475
Retained earnings	319,700	342,482
Other reserves	6,362	5,615
Equity attributable to owners of the Company	782,296	978,766
Non-controlling interest	1	2
Total equity	782,297	978,768
Total liabilities and equity	2,563,993	2,861,414

1 - Certain prior-year balance sheet amounts have been adjusted to reflect measurement period adjustments, in accordance with IFRS 3, related to the acquisition of IMG Arena.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-Month Period Ended June 30,
in €'000	2026	2025
OPERATING ACTIVITIES:
(Loss) profit for the period	(9,804)	73,455
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	1,070	17,347
Interest income	(5,607)	(4,622)
Interest expense	47,700	42,912
Foreign currency loss (gain), net	18,407	(81,372)
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	40,866	33,449
Amortization of capitalized sport rights licenses	188,344	146,208
Equity-settled share-based payments	29,929	26,413
Change in provision	(17,888)	—
Other	(12,216)	(1,582)
Cash flow from operating activities before working capital changes, interest and income taxes	280,801	252,208
Increase (decrease) in trade receivables, contract assets, other assets and prepayments	6,442	(3,910)
(Increase) decrease in trade and other payables, contract and other liabilities	(5,408)	(1,072)
Changes in working capital	1,034	(4,982)
Interest paid	(47,529)	(42,532)
Interest received	3,008	4,622
Income taxes paid, net	(11,416)	(9,721)
Net cash from operating activities	225,898	199,595
INVESTING ACTIVITIES:
Acquisition of intangible assets	(113,313)	(109,284)
Acquisition of property and equipment	(5,416)	(2,255)
Acquisition of subsidiaries, net of cash acquired	—	(6,056)
Proceeds from sale of intangible assets	6	22
Issuance of loans receivable	(3,500)	—
Change in loans receivable and deposits	397	(126)
Net cash used in investing activities	(121,826)	(117,699)
FINANCING ACTIVITIES:
Payment of lease liabilities	(3,875)	(3,972)
Purchase of treasury shares	(217,329)	(79,207)
Transaction costs related to borrowings	(1,261)	—
Acquisition of non-controlling interests	—	(10,000)
Other	—	(3)
Net cash used in financing activities	(222,465)	(93,182)
Net decrease in cash	(118,393)	(11,286)
Cash and cash equivalents at beginning of period	365,295	348,357
Effects of movements in exchange rates	4,212	(25,150)
Cash and cash equivalents at end of period	251,114	311,921

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2026	2025	2026	2025
Non-capitalized sport rights expenses	37,533	31,685	71,701	64,016
Amortization of capitalized sport rights	100,219	74,509	188,344	146,208
Total sport rights expenses	137,752	106,194	260,045	210,224

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is (Loss) profit for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measure, which is (Loss) profit for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2026	2025	2026	2025
Revenue	377,815	317,790	724,333	629,021

(Loss) profit for the period	(3,517)	49,117	(9,804)	73,455
Finance income	(2,313)	(2,289)	(5,606)	(4,622)
Finance costs	23,378	21,141	47,700	42,994
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	21,336	17,131	40,866	33,449
Foreign currency loss (gain), net	9,129	(53,848)	18,407	(81,372)
Share-based compensation	15,893	14,530	32,694	29,071
Restructuring costs	10,678	—	11,787	1,342
Non-routine litigation costs	790	2,788	2,802	5,067
Transaction-related costs	1,246	1,470	2,359	4,602
Secondary offering costs	—	1,460	—	1,460
Income tax (benefit) expense	(351)	12,338	1,070	17,347
Adjusted EBITDA	76,269	63,838	142,275	122,793

(Loss) profit for the period as a percentage of revenue	(0.9)%	15.5%	(1.4)%	11.7%
Adjusted EBITDA margin	20.2%	20.1%	19.6%	19.5%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of (Loss) profit for the period. Calculations for these measures are disclosed below (unaudited):

	Six-Month Period Ended June 30,
in €'000	2026	2025
Net cash from operating activities	225,898	199,595
Acquisition of intangible assets	(113,313)	(109,284)
Acquisition of property plant and equipment	(5,416)	(2,255)
Payment of lease liabilities	(3,875)	(3,972)
Free cash flow	103,294	84,084

Net cash from operating activities conversion	(2,304)%	272%
Free cash flow conversion	73%	68%

The following tables show reconciliations of IFRS expenses included in (Loss) profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2026	2025	2026	2025
Purchased services	54,286	48,124	102,561	97,113
Less: capitalized external services	(1,907)	(4,447)	(4,408)	(9,730)
Less: transaction-related costs	(15)	—	(37)	—
Adjusted purchased services	52,364	43,677	98,116	87,383

Personnel expenses	109,034	101,781	215,533	204,137
Less: share-based compensation	(16,149)	(15,181)	(33,249)	(30,421)
Less: restructuring costs	(10,678)	—	(11,787)	(1,342)
Less: capitalized personnel compensation	(5,374)	(6,913)	(9,232)	(12,367)
Adjusted personnel expenses	76,833	79,687	161,265	160,007

Other operating expenses	36,746	28,740	66,113	56,854
Less: non-routine litigation	(790)	(2,788)	(2,802)	(5,067)
Less: share-based compensation	(706)	(223)	(982)	(443)
Less: transaction-related costs	(1,231)	(1,470)	(2,322)	(4,602)
Less: secondary offering costs	—	(1,460)	—	(1,460)
Add: impairment loss on trade receivables	578	1,595	2,625	3,332
Adjusted other operating expenses	34,597	24,394	62,632	48,614